Exhibit 4.1

DESCRIPTION OF Registrant’s SECURITIES

The following is a description of the common shares, without par value (the “Common Shares”), of Damon Inc. (“our”, “we”, or the “Company”). The Common Shares are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following summary of the rights of the Common Shares is not complete and is subject to and qualified and should be read together with our articles, as amended and notice of articles, as amended (collectively, the “Articles”), copies of which have been filed previously with the SEC, and the Business Corporations Act (British Columbia) (“BCBCA”).

Common Shares

The Articles authorizes (i) an unlimited number of common shares, without par value, which are also referred to herein as “Subordinate Voting Shares,” and (ii) an unlimited number of Multiple Voting Shares, without par value. On December 4, 2024, all 11,129 (pre-reverse split - 1,391,181) outstanding Multiple Voting Shares held by the Company’s former Chief Executive Officer and director, Jay Giraud, and his wholly-owned company, were automatically converted into 11,129 (pre-reverse split - 1,391,181) Common Shares pursuant to the terms of his Founder Agreement with the Company (the “Founder Agreement”).

Subordinate Voting Shares and Multiple Voting Shares

Except as described below, the Subordinate Voting Shares and Multiple Voting Shares will have the same rights, will be equal in all respects and will be treated by the combined company as if they were one class of shares. The Articles provide that following the listing of the Company’s common shares on Nasdaq or other similar recognized national securities exchange in Canada or the United States, the Company may not issue any new Multiple Voting Shares from its treasury.

Ranking

The Subordinate Voting Shares and Multiple Voting Shares will rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the Company’s liquidation, dissolution or winding up.

Dividend Rights

Holders of Subordinate Voting Shares and Multiple Voting Shares will be entitled to receive dividends on a pari passu basis out of the combined company’s assets legally available for the payment of dividends at such times and in such amount and form as the board of directors of the Company (the “Board of Directors”) may from time to time determine. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares will receive Subordinate Voting Shares, and holders of Multiple Voting Shares will receive Multiple Voting Shares, unless otherwise determined by the Board of Directors.

Voting Rights

Holders of Subordinate Voting Shares will be entitled to one vote per Subordinate Voting Share, and holders of Multiple Voting Shares will be entitled to seven votes per Multiple Voting Share, on all matters upon which shareholders are entitled to vote.

Conversion

The Subordinate Voting Shares will not convertible into any other class of shares. In addition, the Multiple Voting Shares shall convert to Subordinate Voting Shares as follows:

●	each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share;

●	on the first business day following the fifth annual meeting of shareholders of the combined company following the Subordinate Voting Shares being listed and posted for trading on a U.S. national securities exchange such as Nasdaq, the Multiple Voting Shares shall automatically convert to Subordinate Voting Shares; and

●	if Jay Giraud or his permitted transferees no longer beneficially owns, directly or indirectly and in the aggregate, at least 2% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares on a non-diluted basis (on an as converted basis), the Multiple Voting Shares shall automatically convert to Subordinate Voting Shares.

In addition, pursuant to the Founder Agreement with Jay Giraud, Jay Giraud agreed to convert his Multiple Voting Shares into Subordinate Voting Share upon:

●	the shipment of 1,000 motorcycles to customers by the combined company; and

●	Jay Giraud ceasing to be an executive officer of the Company due to his voluntary resignation as both a director and an officer of the combined company, or his termination as an executive officer for cause (which termination has been confirmed by a court of competent jurisdiction, or in respect of which a claim is not brought within 90 days following such termination). Mr. Giraud resigned as an executive officer and director of the Company on December 4, 2024; accordingly, the Multiple Voting shares that were beneficially owned by him are deemed converted into an equivalent number of Common Shares as of such date.

Meetings of Shareholders

Holders of Subordinate Voting Shares and Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, together, hold not less than 33 and 1/3% of the votes attaching to the issued and outstanding shares entitled to vote at the meeting are present in person or represented by proxy.

Redemption Rights

The Company has no redemption or purchase for cancellation rights.

Liquidation Rights

Upon a liquidation, dissolution or winding-up, whether voluntary or involuntary, of the Company, the holders of Subordinate Voting Shares and Multiple Voting Shares, without preference or distinction, will be entitled to receive ratably all of the Company’s assets remaining after payment of all debts and other liabilities.

Subdivision, Consolidation and Issuance of Rights

No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares may occur unless both classes of shares are concurrently subdivided or consolidated and in the same manner and proportion. No new rights to acquire additional shares or other securities or property of ours will be issued to holders of Subordinate Voting Shares or Multiple Voting Shares unless the same rights are concurrently issued to the holders of both classes of shares.

Additionally, pursuant to the BCBCA and the Articles, the Board of Directors by resolution of the directors has the authority to consolidate or subdivide our issued and outstanding Subordinate Voting Shares or Multiple Voting Shares without requiring shareholder approval.

Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles from time to time in effect, but subject to the provisions of the Articles, holders of Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles which would adversely affect the rights or special rights of the holders of Subordinate Voting Shares or affect the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis.

Pursuant to the Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will be treated equally and identically, except with respect to voting and conversion, on a per share basis, in certain change in control transactions that require approval of the shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of the Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class.

Forum Selection

The Articles include a forum selection provision that provides that, unless the Company consents in writing to the selection of an alternative forum, the British Columbia Supreme Court and appellate Courts therefrom will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of BCBCA or the Articles; or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the BCBCA) of the Company. The forum selection provision also provides that the Company’s securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the Articles.

However, since the Company is a registrant under the Exchange Act, the above provision of the Articles shall not apply to any causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. Unless the Company consents in writing to the selection of an alternative forum, the United States District Court of the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in our Common Shares is deemed to have received notice of and consented to the foregoing provisions, however, the investor will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this choice of forum provision benefits us by providing increased consistency in the application of British Columbia law in the types of lawsuits to which it applies, and U.S. federal securities law as interpreted by the United States District Court of the Southern District of New York or the state courts in New York County, New York with respect to any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act, the provision of which may have the effect of discouraging lawsuits against us and our directors and officers, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they may find favorable.

To the extent that any such claim may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The enforceability of similar choice of forum provisions in other companies’ Articles or similar governing documents has been challenged in legal proceedings and it is possible that in connection with any action a court could find the choice of forum provisions contained in the Articles to be inapplicable or unenforceable in such action.

The subscription agreement that each investor in this Offering must complete contains a forum selection provision that any action, proceeding or claim against either party thereto arising out of or based upon the subscription agreement shall be brought and enforced in the courts of the United States District Court for the Southern District of New York located in the Borough of Manhattan, or if the United States District Court for the Southern District of New York located in the Borough of Manhattan lacks subject matter jurisdiction, the state courts in New York County, New York, and the parties irrevocably submit to such jurisdiction, which jurisdiction shall be exclusive. The parties thereby waive, and agree not to asset, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the subscription agreement or the subject matter thereof may not be enforced in or by such court.

To the fullest extent permitted by law, the forum selection provision applies to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. Purchasers of interests in a secondary transaction will be subject to the Company’s forum selection provisions as set forth in the Articles.

Advance Notice Provisions

The Articles include certain advance notice provisions with respect to the election of directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of the board of directors nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Company notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not more than 40 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, notice must be given not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the Notice Date.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Odyssey Transfer & Trust Company.

Trade Symbol and Market

Our Common Shares trade on the over-the-counter market and are quoted on the OTCID Basic Market under the symbol “DMNIF.”

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